EXHIBIT (A)(1)

           Cover Letter to Offer to Purchase and Letter of Transmittal

May 14, 2004

To:      The Members of GAM Avalon Galahad, LLC

      IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SIMPLY NOTIFICATION
                          OF THE FUND'S TENDER OFFER.

Dear Member:

We are writing to inform you of important dates related to the tender offer by GAM Avalon Galahad, LLC (the "Fund"). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period for the Fund will begin on May 14, 2004, and end on June 11, 2004. The purpose of the tender offer is to provide liquidity to members who hold limited liability company interests or "Units." Units can be redeemed by means of a tender offer only during an announced tender offer.

Should you wish to sell any of your Units in the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to be received by the Fund's Administrator no later than June 11, 2004. If you do not wish to sell Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO REDEEM AT THIS TIME.

All requests to tender Units MUST BE RECEIVED by the Fund's Administrator, PFPC, Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by JUNE 11, 2004. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC, Inc. by calling the number below.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Fund's Administrator, PFPC, Inc., at (866) 211-4521.

Sincerely,

 /s/ DAVID A. ANDERSON
----------------------
David A. Anderson
Managing Director - Clients, Americas
GAM USA Inc.